UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                Amendment No. 3



                         Genesis Health Ventures, Inc.
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                                (Name of Issuer)



                     Common Stock, Par Value $0.02 Per Share
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                         (Title of Class of Securities)



                                   37183F-10-7
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                                 (CUSIP Number)

                               Steve Chaiken, Esq.
                              Goldman, Sachs & Co.
                                85 Broad Street
                            New York, New York 10004
                                 (212) 902-1000

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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                  June 10, 2003
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            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g),
check the following box |_|.

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

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CUSIP NO. 37183F-10-7                                      PAGE 2 OF 6 PAGES
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 1.  NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Goldman, Sachs & Co.
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 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)  [  ]
     (SEE INSTRUCTIONS)                                        (b)  [  ]
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 3.  SEC USE ONLY

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 4.  SOURCE OF FUNDS (SEE INSTRUCTIONS)

          00
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 5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO        [X]
     ITEMS 2(d) OR 2(e)
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 6.  CITIZENSHIP OR PLACE OF ORGANIZATION
          NEW YORK
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                           7.  SOLE VOTING POWER
  NUMBER OF                         0
    SHARES                 -----------------------------------------------------
BENEFICIALLY               8.  SHARED VOTING POWER
  OWNED BY                          4,379,266
    EACH                   -----------------------------------------------------
 REPORTING                 9.  SOLE DISPOSITIVE POWER
   PERSON                           0
    WITH                   -----------------------------------------------------
                           10. SHARED DISPOSITIVE POWER
                                    4,379,266
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11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          4,379,266
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12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES      [  ]
     (SEE INSTRUCTIONS)
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13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          11.0%
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14.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          BD-PN-IA
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

                                  SCHEDULE 13D

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CUSIP NO. 37183F-10-7                                      PAGE 3 OF 6 PAGES
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 1.  NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          The Goldman Sachs Group, Inc.
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 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)  [  ]
     (SEE INSTRUCTIONS)                                        (b)  [  ]
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 3.  SEC USE ONLY

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 4.  SOURCE OF FUNDS (SEE INSTRUCTIONS)

          AF;00
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 5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO       [  ]
     ITEMS 2(d) OR 2(e)
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 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
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                           7.  SOLE VOTING POWER
  NUMBER OF                         27,500
    SHARES                 -----------------------------------------------------
BENEFICIALLY               8.  SHARED VOTING POWER
  OWNED BY                          4,379,266
    EACH                   -----------------------------------------------------
 REPORTING                 9.  SOLE DISPOSITIVE POWER
   PERSON                           27,500
    WITH                   -----------------------------------------------------
                           10. SHARED DISPOSITIVE POWER
                                    4,379,266
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11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          4,406,766
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12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES      [  ]
     (SEE INSTRUCTIONS)
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13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          11.1%
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14.  TYPE OF REPORTING PERSON

          HC-CO
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

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CUSIP NO. 37183F-10-7                                      PAGE 4 OF 6 PAGES
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                               AMENDMENT NO. 3 TO
                                  SCHEDULE 13D
                         RELATING TO THE COMMON STOCK OF
                          GENESIS HEALTH VENTURES, INC.


     The Goldman Sachs Group, Inc. ("GS Group") and Goldman, Sachs & Co. ("Goldman Sachs" and together with GS Group, the "Filing Persons")/(1) hereby amend and supplement the statement on Schedule 13D as most recently amended by Amendment No. 2 thereto filed May 8, 2003 (as amended, the "Schedule 13D"), with respect to the Common Stock, $0.02 par value per share (the "Common Stock"), of Genesis Health Ventures, Inc., a Pennsylvania corporation (the "Company"). Unless otherwise indicated, all capitalized terms used but not defined herein shall have the same meaning ascribed to them in the Schedule 13D.

     This Amendment No. 3 is being filed to report a decrease in the percentage of the outstanding Common Stock which may be deemed to be beneficially owned by the Filing Persons, which change was as a result of a sale of Common Stock by Goldman Sachs and an agreement between the Company and Goldman Sachs regarding the sale of Common Stock by Goldman Sachs to the Company.

------------------
     /1/ Neither the present filing nor anything contained herein shall be construed as an admission that any Filing Person constitutes a "person" for any purposes other than Section 13(d) of the Securities Exchange Act of 1934 (the "Exchange Act").

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CUSIP NO. 37183F-10-7                                      PAGE 5 OF 6 PAGES
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Item 5 is hereby amended as follows:

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a) As of June 10, 2003, Goldman Sachs may be deemed to beneficially own an aggregate of 4,379,266 shares of Common Stock, consisting of (i) 4,026,099 shares of Common Stock beneficially and directly owned by Goldman Sachs and (ii) 353,167 shares of Common Stock underlying 71,799 shares of Convertible Preferred Stock immediately convertible and beneficially and directly owned by Goldman Sachs, representing in the aggregate approximately 11.0% of the outstanding shares of Common Stock reported to be outstanding as of May 9, 2003, as disclosed in Company's quarterly report on Form 10-Q for the quarter ended March 31, 2003 (the "10-Q") and in accordance with Rule 13d-3(d)(1).

     As of June 10, 2003, GS Group may be deemed to beneficially own an aggregate of 4,406,766 shares of Common Stock, consisting of (i) 4,379,266 shares of Common Stock beneficially owned by GS Group through Goldman Sachs as described above, and (iv) 27,500 shares of Common Stock underlying immediately exercisable Options, representing in the aggregate approximately 11.1% of the outstanding shares of Common Stock as disclosed in the 10-Q and in accordance with Rule 13d-3(d)(1). The Options were granted under the Company's 2001 Stock Option Plan to Joseph A. Lanasa III, a Managing Director of Goldman Sachs, who is a member of the board of directors of the Company. Mr. Lanasa has an understanding with GS Group pursuant to which he holds the options for the benefit of GS Group.

         In accordance with the Securities and Exchange Commission (the "SEC") Release No. 34-39538 (January 12, 1998), this filing reflects the securities beneficially owned by the investment banking division ("IBD") of The Goldman Sachs Group, Inc. and its subsidiaries and affiliates (collectively, "GSG"). This filing does not reflect securities, if any, beneficially owned by any other operating unit of GSG. IBD disclaims beneficial ownership of the securities beneficially owned by (i) any client accounts with respect to which IBD or its employees have voting or investment discretion, or both and (ii) certain investment entities, of which IBD is the general partner, managing general partner or other manager, to the extent interests in such entities are held by persons other than IBD.

     (c) On June 10, 2003, the Company and Goldman Sachs reached an oral agreement pursuant to which the Company agreed to purchase 300,000 shares of Common Stock from Goldman Sachs at a price of $17.25 per share. The sale is expected to be consummated on June 13, 2003. Additionally, on June 10, 2003, Goldman Sachs sold 395,807 shares of Common Stock at $16.95 per share on The Nasdaq National Market.

     Except as described in this Schedule 13D, no transactions in the shares of Common Stock were effected by the Filing Persons, or to their knowledge, any of the persons listed on Schedule I hereto, during the past sixty days.


Item 6 is hereby amended as follows:

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
         WITH RESPECT TO SECURITIES OF THE ISSUER

     On June 10, 2003, the Company and Goldman Sachs reached an oral agreement pursuant to which the Company agreed to purchase 300,000 shares of Common Stock from Goldman Sachs at a price of $17.25 per share. The sale is expected to be consummated on June 13, 2003.

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CUSIP NO. 37183F-10-7                                      PAGE 6 OF 6 PAGES
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                                    SIGNATURE


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: June 12, 2003


THE GOLDMAN SACHS GROUP, INC.


By: /s/ Edward T. Joel
    ---------------------
Name:  Edward T. Joel
Title: Attorney-in-fact


GOLDMAN, SACHS & CO.


By: /s/ Edward T. Joel
    ---------------------
Name:  Edward T. Joel
Title: Attorney-in-fact